SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Carlyle Commitments Master Fund, LLC

(Name of Issuer)

CPG Carlyle Commitments Master Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis

c/o Central Park Advisers, LLC

125 West 55th Street
New York, New York 10119

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

_____________________________

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

_____________________________

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 29, 2021 by CPG Carlyle Commitments Master Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $53,350,000 of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired at the end of the day on October 29, 2021, at 12:00 midnight, New York time.

2.       $10,845,999 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG Carlyle Commitments MASTER Fund, LLC

By: /s/ Michael Mascis
Name: Michael Mascis
Title: Authorized Signatory

April 25, 2022

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.